JNL Series Trust 485BPOS

Ex. 99.28(d)(55)(iii)

Second Amendment

to Investment Sub Sub-Advisory Agreement

JNL series trust

Western Asset Management Company, LLC

Western Asset Management Company Pte. Ltd.

This Second Amendment is made by and between Western Asset Management Company, LLC (“Western”), a California limited liability company, and Western Asset Management Company Pte. Ltd. (“Sub-Sub-Adviser”) a company organized under the laws of Singapore.

Whereas, Western, pursuant to a Sub-Advisory Agreement with Jackson National Asset Management, LLC (“Jackson National”) a Michigan limited liability company, dated September 13, 2021, as amended (the “Investment Management Agreement”), has been retained to render investment sub-advisory services to one or more series of the JNL Series Trust (the “Trust”) as applicable and as specified on Schedule A to the Investment Management Agreement;

Whereas, Western and Sub-Sub-Adviser (the “Parties”) entered into a Sub Sub-Advisory Agreement effective as of April 25, 2022, as amended (the “Agreement”), wherein Western appointed the Sub-Sub-Adviser to provide portfolio management services for the following account:

JNL/Western Asset Global Multi-Sector Bond Fund (WA #5886) (the “Account”)

Whereas, the Board of Trustees of the Trust previously approved the appointment of the Sub-Sub-Adviser to provide investment advisory services to the portion of assets of the JNL Multi-Manager Alternative Fund (WA #3753) allocated to and managed by Western (the “New Account”), an existing fund of the Trust; and the Parties previously amended the Agreement on June 2, 2022 to add the JNL Multi-Manager Alternative Fund (for the portion of the assets allocated to and managed by Western).

Whereas, the Board of Trustees of the Trust approved termination of Western as Sub-Adviser to provide investment advisory services for the Western Global Macro Strategy sleeve of the JNL Multi-Manager Alternative Fund and termination of Sub-Sub-Adviser to provide investment advisory services for the JNL Multi-Manager Alternative Fund (for the portion of the assets allocated to and managed by Western), effective November 30, 2023 (together, the “Terminations”).

Whereas, pursuant to Board approval of the Terminations, the Parties have agreed to amend the Agreement to remove the JNL Multi-Manager Alternative Fund (for the portion of the assets allocated to and managed by Western), effective November 30, 2023.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	The JNL Multi-Manager Alternative Fund (for the portion of the assets allocated to and managed by Western) and the related account WA#3753 are hereby removed from this Agreement.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

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In Witness Whereof, the Parties have caused this Amendment to be executed, effective November 30, 2023.

Western Asset Management Company, LLC		Western Asset Management Company PTE. LTD.
By:	/s/ Daniel Giddings	By:	/s Daniel Giddings
Name:	Daniel Giddings	Name:	Daniel Giddings
Title:	Manager, Global Legal Affairs	Title:	Manager, Global Legal Affairs

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